Exhibit 8.1

Nortel Inversora S.A. Subsidiaries

Name	Jurisdiction of Incorporation

Telecom Argentina S.A.	Argentina

Telecom Personal S.A (1).	Argentina

Núcleo S.A. (2)	Paraguay

Springville S.A. (2)(3)(4)	Uruguay

Micro Sistemas S.A. (3)	Argentina

Telecom Argentina USA, Inc. (1)	Delaware, United States

(1)	Interest held indirectly through Telecom Argentina S.A.
(2)	Interest held indirectly through Telecom Personal S.A.
(3)	Dormant Entity in all periods reported.
(4)	On February 10, 2014 Personal’s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014.